CERTIFICATE OF QUALIFIED PERSON
Gordon Seibel, RM SME.
AMEC E&C Services Inc.
780 Vista Blvd., Suite 100
Sparks, NV., 89434
Tel (775) 331 2375
Fax (775) 331 4153
E-mail: gordon.seibel@amec.com

I, Gordon Seibel, RM SME, am employed as a Principal Geologist with AMEC E&C Services Inc.

This certificate applies to the Technical Report entitled “Donlin Creek Gold Project Alaska, USA, NI 43-101 Technical Report On Second Updated Feasibility Study” (the Technical Report) with an effective date of 18 November 2011.

I am a Registered Member of the Society of Mining, Metallurgy, and Exploration.

I graduated from the University of Colorado with a Bachelor of Arts degree in Geology in 1980. In addition, I obtained a Master of Science degree in Geology from Colorado State University in 1991. I have practiced my profession for over 30 years. I have been directly involved in the development of resource models and mineral resource estimation for mineral projects in North America, South America, Africa , and Australia since 1991.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Donlin Creek Gold Project on 1 October 2008.

I am responsible for Sections 7, 8, 9, 10, 11, 12, 14 (excepting 14.5.2, 14.6.2, 14.8, 14.9.4, 14.9.5 and 14.9.6), and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those Sections of the Technical Report.

I am independent of NovaGold Resources Inc. as independence is described by Section 1.5 of NI 43-101.

I have been involved with the Donlin Creek Project since 2008 during preparation of the initial feasibility study and subsequent feasibility study updates on the Project.

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com

I have read NI 43–101, and the portions of the Report for which I am responsible have been prepared in compliance with that Instrument.

As of the date of this certificate, to the best of my knowledge, information and belief, those section of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

“signed”

Gordon Seibel, RM SME

12 January 2012

AMEC E&C Services, Inc.
780 Vista Boulevard
Sparks, NV, 89434
Tel (775) 331 2375
Fax (775) 331 4153	www.amec.com